ARIZONA STAR RESOURCE CORP.

220 Bay Street, Suite 1405

Toronto, Ontario M5J 2W4

(416) 359-7800

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the Shareholders of Arizona Star Resource Corp. (hereinafter called the “Company”) will be held at the offices of the Albany Club, 91 King Street East, Toronto, Ontario, on Wednesday, the 29th of November, 2006, at the hour of 4:30 pm in the afternoon (local time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2006, (with comparative statements relating to the preceding fiscal year), together with the report of the auditors thereon;

2.

To fix the number of directors at six (6);

3.

To elect directors;

4.

To appoint the auditors and to authorize the directors to fix their remuneration;

5.

To consider and, if thought advisable, to pass, with or without modification, a resolution of the Company approving certain amendments to the Company’s Shareholder Rights Plan as described in the Information Circular;

6.

To consider, and if thought advisable, to pass, with or without modification, a resolution of the Company approving an amendment to the Company’s Articles as described in the Information Circular; and,

7.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular and form of proxy.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign, and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Toronto, Ontario, this 27th day of October, 2006.

BY ORDER OF THE BOARD

“Thomas C. Dawson”

Chief Financial Officer and Corporate Secretary

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#

INFORMATION CIRCULAR

(Containing information as at October 27, 2006, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Arizona Star Resource Corp. (the “Company”) for use at the Annual and Special Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Wednesday, the 29th day of November, 2006, (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Paul A. Parisotto, the President and CEO and a director of the Company, and James S. Anthony, the Chairman of the Board. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.  Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at the 15th Floor, Suite 1500, The Grosvenor Building, 1040 Georgia Street, Vancouver, British Columbia V6E 4H8 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular, and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder’s name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders, and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The common shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH COMMON SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation, or other matter that may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	100,000,000	common shares without par value
Issued and Outstanding:	42,325,937(1)	common shares without par value
(1) As at October 27, 2006

Only shareholders of record at the close of business on October 27, 2006 (the “Record Date”), who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders or who is holding a proxy on behalf of a shareholder who is not present at the Meeting will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc., and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at October 27, 2006 are:

Name	Number of shares	Percentage
CDS & Co.	28,513,602	67.4%
CEDE & Co.	12,670,664	30.0%

Note:

Pan Atlantic Bank and Trust Ltd. of Barbados holds 14,364,300 shares (33.9%), which are included in the figures above.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors and it is intended to set the number of directors at six (6) and to elect six (6) directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The table and notes thereto below set out the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof. The table and notes reflect the current positions held by these nominees.

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled
James S. Anthony (1)(2)(3)(4)(5) Toronto, Ontario, Canada Chairman of the Board	Chairman, Seabridge Gold Inc., a publicly traded gold company since 1999	Since December 2004	Nil
Thomas C. Dawson Toronto, Ontario, Canada Director, CFO, Corporate Secretary	Corporate Director	Since December 2004	2,000
Rudi P. Fronk(1)(2)(3)(4)(5) Toronto, Ontario, Canada Director	President and CEO, Seabridge Gold Inc., a publicly traded gold company since 1999	Since December 2004	5,000
Paul A. Parisotto Oakville, Ontario, Canada Director, President and CEO	President, Coniston Investment Corp., an investment banking company since 1999	Since December 2004	Nil
Christopher J. Reynolds(1) Oakville, Ontario, Canada Director	Senior Vice President, SouthernEra Diamonds Inc., a publicly traded diamond company since 1987. He has been SVP since about 2004	Since May 2006	Nil
T. James Smolik (3)(4) Blaine, Washington, U.S.A. Director	President, TJS Mining-Met Services, Inc., a private company consulting in mine operations, engineering and construction since 2002	Since November 2005	Nil

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Corporate Governance Committee

(4)

Member of the Nominating Committee

(5)

Member of the Special Committee of Independent Directors

As of October 27, 2006, the directors and executive officers of the Company, as a group, hold 7,000 common shares of the Company. Each director holds office until the next general meeting of the Company, at which directors are elected.

NOTES:

1)

The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

The Company does not at present have an executive committee.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee, including the text of the audit committee’s charter, composition of the audit committee, and the fees paid to the external auditor. This information with respect to the Company is provided in Schedule “A”.

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” (“NEO”) means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more, as applicable. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 or more, whether or not they are an executive officer at the end of the financial year.

The Company currently has two Named Executive Officers, Paul A. Parisotto, President and CEO, and Thomas C. Dawson, Chief Financial Officer and Corporate Secretary. As reflected in the following table, the Company paid no cash or other compensation in the fiscal years ended April 30, 2006, 2005, and 2004, to the Named Executive Officers, except as described in the section “Management Contracts”. The Company has no other executive officers to whom it paid cash or non-cash compensation.

Summary of Compensation Table

		Annual compensation			Long term compensation
					Awards		Payouts
NEO Name and principal position	Year(1)	Salary ($)	Bonus ($)	Other annual compensation	Securities under options granted (#)(2)	Shares or units subject to resale restrictions ($)	LTIP payouts ($)	All other compensation
Paul A. Parisotto(3) President and Chief Executive Officer, Director (appointed December 16, 2004)	2006 2005 2004	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	100,000 75,000 N/A	N/A N/A N/A	Nil Nil N/A	Nil Nil N/A
Thomas C. Dawson(4) Chief Financial Officer, Corporate Secretary, Director (appointed July 1, 2005)	2006 2005 2004	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	50,000 75,000 N/A	N/A N/A N/A	Nil Nil N/A	Nil Nil N/A

(1)

Financial years ended April 30.

(2)

Figures represent options granted during a particular year; see “Aggregated Option” table for the aggregate number of options outstanding at yearend.

(3)

Mr. Parisotto’s services are compensated under a Management Contract between the Company and Coniston Investment Corp.  See “Management Contracts” section below.

(4)

Mr. Dawson’s services are compensated under a Management Contract between the Company and Mr. Dawson.  See “Management Contracts” section below.

Long-term incentive plan

Long-term incentive plan (“LTIP”) means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not grant any LTIPs during the recently completed fiscal year ended April 30, 2006.

Stock appreciation rights

Stock appreciation right (“SAR”) means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted or exercised by the Named Executive Officers during the recently completed fiscal year ended April 30, 2006.

Option grants in last financial year

The following chart outlines the options granted in the last financial year to each NEO:

Options Granted During the Most Recently Completed Financial Year

NEO Name	Common shares under options	Per cent of total options	Exercise or base price ($/security)	Market value of securities underlying options at time of granting	Expiration date
Thomas C. Dawson	50,000	20%	$7.00	$6.99	December 20, 2009
Paul A. Parisotto	100,000	40%	$7.00	$6.99	December 20, 2009

Aggregated option exercises in last financial year and financial year-end option values

The following table sets forth details of all exercises of stock options during the last financial year ended April 30, 2006, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year and

Financial Year-End Option Values

Name	Securities acquired on exercise (#)	Aggregate value realized ($)(1)	Unexercised options at financial year-end (# exercisable/ unexercisable)	Value of unexercised in-the-money options at financial year-end ($)(2) exercisable/ unexercisable
Paul A. Parisotto	Nil	Nil	0/175,000	0/$1,046,500
Thomas C. Dawson	Nil	Nil	0/125,000	0/$747,500

(1)

Value using the closing price of common shares of the Company on the TSX Venture Exchange (the “Exchange”) on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on April 28, 2006, being the last trading day of the Company’s shares for the financial year, of $12.98 per share, less the exercise price per share.  The options were subject to a two-stage exercise condition.  All requirements for exercising were met on May 2, 2006, at which time, they became exercisable.

Termination of employment, change in responsibilities and employment contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, except in the case of the Management Contracts for the services of Paul A. Parisotto and Thomas C. Dawson, the details of which are outlined in the “Management Contracts” section.

Compensation of directors

Effective December 16, 2004, the Company provides compensation to its independent directors at a rate of $5,000 each per quarter. Incentive stock options may be granted from time to time to the Company’s directors. In May 2006, 75,000 options were issued to Christopher J. Reynolds when he joined the Board.

The following table sets forth details of all exercises of stock options during the last financial year ended April 30, 2006, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

of Directors Who Are Not Named Executive Officers

Name	Securities acquired on exercise (#)	Aggregate value realized ($)(1)	Unexercised options at financial year-end (# exercisable/ unexercisable)	Value of unexercised in-the-money options at financial year-end ($)(2) exercisable/ unexercisable
James S. Anthony	0	$0	0/75,000	0/$448,500
Rudi P. Fronk	0	$0	0/75,000	0/$448,500
T. James Smolik	0	$0	0/75,000	0/$538,500

(1)

Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.

(2)

Value using the closing price of common shares of the Company on the Exchange on April 28, 2006, being the last trading day of the Company’s shares for the financial year, of $12.98 per share, less the exercise price per share.  The options were subject to a two-stage exercise condition.  All requirements for exercising were met on May 2, 2006, at which time, they became exercisable.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the cumulative shareholder return for $100 invested in common shares of the Company on April 30, 2001, compared with the cumulative total return of the S&P/TSX Venture Composite Index, the S&P/TSX Composite Index, and the S&P/TSX Capped Gold Index for the past four years.

$2,000.00
$1,800.00
$1,600.00
$1,400,00
$1,200.00
$1,000.00
$800,00
$600.00
$400.00
$200,00
$0.00
Value
2001
2002
2003
2004
2005
2006
Year

	2001	2002	2003	2004	2005	2006
AZS-V	$100.00	$254.67	$293.33	$546.67	$733.33	$1,730.67
S&P/TSX Venture	$100.00	$100.85	$104.42	$166.30	$170.26	$310.31
S&P/TSX Composite	$100.00	$ 96.44	$ 82.88	$103.74	$117.90	$153.58
S&P/TSX Capped Gold	$100.00	$158.05	$132.12	$158.78	$152.60	$282.55

CORPORATE GOVERNANCE DISCLOSURE

Pursuant to National Policy 58-201, Corporate Governance Guidelines and National Instrument 58-101, Disclosure of Corporate Governance Practices (hereinafter collectively the "Corporate Governance Guidelines"), companies are required to provide disclosure with respect to their corporate governance practices. The Board and senior management of the Company consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations. The Company's approach to corporate governance disclosure is described below.

Mandate of the Board of Directors

The Company’s Board of Directors is responsible for the supervision of the management of the Company’s business and affairs. Under its governing statute, the Business Corporations Act (British Columbia), the Board is required to carry out its duties with a view to the best interests of the Company. The Board specifically recognizes its responsibility for the following areas:

(a)

representing the interests of the shareholders in all significant decisions affecting the Company and ensuring that shareholders are kept informed of developments affecting their Company;

(b)

reviewing and approving corporate objectives, goals, and strategies with a view to enhancing shareholder value;

(c)

reviewing and approving the Company’s operating plans and monitoring performance;

(d)

reviewing significant operational and financial issues as they arise and providing direction to management on these matters;

(e)

acting diligently to ensure that the Company fulfills its legal and regulatory requirements;

(f)

evaluating the effectiveness of senior management and establishing their compensation; and

(g)

evaluating whether or not directors receive the information they require to perform their duties as directors.

The frequency of the meetings of the Board of Directors as well as the nature of agenda items change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.

Position Descriptions

The Board of Directors has not developed written position descriptions for the CEO, Chairman, and the Chair of each board committee.  It is the intention of the board to develop such position descriptions in the future.  In general, it is the responsibility of the Chair and the Chairs of the committees to ensure that the formally approved mandates of the board and its committees are fulfilled.  The CEO has responsibility for:

(i)

managing the day-to-day business of the Company in order to achieve the corporate goals established by the board;

(ii)

protecting the interests of shareholders and employees;

(iii)

complying with the Company’s formally approved Code of Business Ethics and the laws and regulations governing business conduct; and

(iv)

ensuring that the Company’s board is advised of all material matters affecting the Company so as to enable the board to fulfill its mandate.

At present, in addition to those matters that must by law be approved by the Board, management seeks Board approval for any transaction that is out of the ordinary course of business or could be considered to be material to the business of the Company.

Board of Directors – Independence

The Board of Directors of the Company facilitates its exercise of independent supervision over management by having meetings of the Board of Directors, both with and without members of the Company's management (including members of management who are also directors) being in attendance and by having four independent directors on the Board of Directors, being James S. Anthony (chair), Rudi P. Fronk, T. James Smolik and Christopher J. Reynolds. The directors of the Company who are not independent are Paul A. Parisotto and Thomas C. Dawson by reason of the fact that each of them is an executive officer and member of management of the Company. Four of six of the directors are therefore independent. The Corporate Governance Committee is responsible for reviewing and recommending a suitable approach for the Company to assess director performance.

.

Directorships

The following directors of the Company are also directors of the following other reporting issuers:

Name of director of the company	Names of other reporting issuers
James S. Anthony	Seabridge Gold Inc.
Thomas C. Dawson	SouthernEra Diamonds Inc.; WFI Limited; Anvil Mining Limited; R Split II Corp.; Energy Split Corp. II; Energy Split Corp., Seabridge Gold Inc.

Rudi P. Fronk	Seabridge Gold Inc.
Paul A. Parisotto	Nevada Pacific Gold Ltd.
Christopher J. Reynolds	None
T. James Smolik	None

Orientation and continuing education

All new directors receive a comprehensive orientation. They are briefed on the role of the Board and its committees and directors and on the Company's structure, financial position, regulatory environment and other aspects of its business. Extensive documentation on the Company is also provided to them. This is consistent with the Corporate Governance Guidelines and enables a new director to better understand the Company and his or her role and responsibilities.

Ethical business conduct

To encourage and promote a culture of ethical business conduct, the Board of Directors has adopted a Code of Business Ethics that provides ethical guidelines for directors and officers of the Company. The full text of the Code of Business Ethics is available to Shareholders upon request from the Company. The Board of Directors also monitors the ethical conduct of the Company to ensure compliance with applicable legal and regulatory requirements, such as those of the relevant securities commissions and stock exchanges. The Board of Directors believes that the foregoing in combination with the fiduciary duties and other restrictions imposed on individual directors under the Company's governing corporate legislation and the common law have been sufficient to ensure that the directors act in the best interests of the Company.

Nominations of directors

The Board of Directors has a nominating committee of three independent directors. The directors are responsible for identifying and recommending new candidates, having regard to the appropriate size of the Board of Directors and the necessary competencies and skills of the Board of Directors as a whole and of each director individually. New nominees are expected to have a track record in general business management, special expertise in an area of strategic interest to the Company, and the ability to devote the time required to the duties of the Board of Directors.

Compensation

The Compensation Committee is presently composed of two directors, both of whom are independent directors. During 2004, the Committee developed and obtained Board approval of the two-tiered vesting requirements for insider options. Reporting to the full Board of Directors, this Committee is mandated to:

1.

On an annual basis, review the total compensation of the President and CEO and of the CFO against their performance, mandates, and goals and make recommendations on their compensation to the Board;

2.

Review, approve, and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of the Company’s options program in conformity with the Company’s Option Plan; and

3.

Review on an annual basis the Company’s overall hiring and compensation practices with reference to industry norms.

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Committee. The Company’s executive compensation program consists of an annual base salary and a longer term component consisting of stock options, however, the Committee may also recommend a bonus for management or its directors in the future.

Compensation Philosophy and Determination

The guiding philosophy of the Committee in determining compensation for executives is the need to provide a compensation package that is competitive and motivating; that will attract, hold, and inspire qualified executives; that will encourage performance by executives to enhance the growth and development of the Company and its subsidiaries; and that will balance the interests of the executives and those of the shareholders. Achievement of these objectives is expected to contribute to an increase in shareholder value.

The Committee positions its executive compensation at or near the low end of the range of compensation levels for comparative companies. While stock option grants to executives are low by comparison to comparative companies, the Company considers more modest grants appropriate given the stage of development of the Company’s main asset. The comparative companies are natural resource companies involved in the acquisition, exploration, financing, development, and operation of mineral properties.

When possible, the Committee reviews independently prepared surveys, which provide competitive data reflecting comparable knowledge, skills and talents, and the compensation paid. In addition, the Committee collects and reviews relevant compensation data for companies similar to the Company from publicly available information. Variables such as corporate size and earnings and rates of growth all have an influence on compensation levels and are analyzed and considered in setting compensation.

Other Board committees

Special Committee of Independent Directors

In response to a proposed offer to the Company’s shareholders announced by Bema (the “Proposed Offer”) on December 20, 2004, the directors appointed a Special Committee of Independent Directors of the Board to review the Proposed Offer and, if appropriate, to initiate steps designed to maximize value for all of the Company’s shareholders. The Special Committee determined it would require both legal and financial advisory expertise and entered into a detailed selection process of interviewing firms and receiving work proposals and fee estimates.

On May 5, 2005, Bema announced that it did not intend to proceed with its previously announced Proposed Offer. The shareholder value maximization process continues through this Special Committee.

Corporate Governance Committee

The Corporate Governance Committee is composed of two directors, both of whom are independent directors. This Committee has prepared and obtained approval by the Board of the Code of Business Ethics, which incorporates policies on Fair Disclosure, Insider Trading, and Conflict of Interest. Reporting to the full Board of Directors, this Committee is mandated to:

1.

Prepare and recommend to the Board on an annual basis proposed goals for the Company and its President and CEO and a mandate for the President and CEO;

2.

Ensure that the Board is adequately informed of developments and issues within the Company such that it is able to fulfill its duties and responsibilities;

3.

Ensure that the Board reviews and approves all major corporate decisions that could reasonably be expected to affect shareholder value;

4.

Assess the effectiveness of the Board as a whole, of each of the directors, and of each committee of directors and consider the impact that the number of directors has on effectiveness of the Board;

5.

Conduct an annual discussion among non-management directors on the role and effectiveness of independent directors;

6.

Ensure that each Board Committee has a clear, written mandate and is performing diligently the tasks necessary to limit Board liability;

7.

Oversee the administration of the Company’s Code of Business Ethics;

8.

Oversee an annual review of each director’s business interests in accordance with the Company’s Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of the Company and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of the Company and its shareholders; and

9.

Review disclosure of corporate governance matters to ensure that shareholders are adequately informed of the Board’s procedures for governance on their behalf.

Assessment of directors

Independent directors will meet annually without non-independent directors to assess the effectiveness of the board.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed financial year, no director, executive officer, employee, proposed management nominee for election as a director of the Company, nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer, or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year-end:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)(2) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	625,000	$6.13	675,000
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	625,000	$6.13	675,000

(1)

An additional 75,000 options were issued in May 2006 to Christopher J. Reynolds.

(2)

75,000 options were exercised in June 2006.

Pursuant to the Exchange’s Policy 4.4, the Board of Directors of the Company adopted a Stock Option Plan (the “Plan”) effective September 15, 2003. The Plan was approved by the shareholders of the Company at the Company’s annual general meeting held on October 23, 2003.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees, and consultants, as an incentive to dedicate their efforts to advance the success of the Company. The granting of options is intended to align the interests of such persons with that of the members. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company. Pursuant to the Plan, the Board of Directors may, from time to time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares that may be issued pursuant to options previously granted and those granted under the Plan will be a maximum of 2,000,000 common shares, being approximately 5% of the issued and outstanding shares of the Company at September 15, 2003, the date of the Plan. As at October 27, 2006, under the Plan, there are 625,000 options granted and outstanding, 775,000 options have been exercised, and there are 600,000 options that can be granted. The number of shares that may be reserved for issuance to any one individual may not exceed 2% of the issued shares in any 12 month period or 1% if the optionee is engaged in investor relations activities or is a consultant. The Plan provides that if a change of control of the Company, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder, further described below.

The Board of Directors established and communicated a new policy for the vesting of options granted to directors, officers, and employees, effective December 21, 2004. The vesting policy with respect to officer, director, and employee options was adopted to ensure that options are not exercisable unless the Company’s shareholders have achieved superior returns. The 75,000 options granted to each of James S. Anthony, Rudi. P. Fronk, Thomas C. Dawson, and Paul A. Parisotto, exercisable at $7.00 for five years, and those issued in November 2005 to T. James Smolik, exercisable at $5.80 for five years, only vest, under the new policy, if (1) the shares of the Company trade above C$12.40 for 10 consecutive trading days ($12.40 representing the estimated net asset value per share of the Company’s 25% interest in the Cerro Casale Project at commodity prices in effect in December 2004) and (2) the Company’s share price performance has exceeded the performance of the TSX Gold Index by more than 20% over the six months preceding the satisfaction of the test in (1). These options were granted pursuant to the Company’s shareholder-approved option plan described above and are governed by the terms of that plan, which provides, among other things, that the Board of Directors may, in its discretion, allow options to be exercised if a formal takeover bid for the Company’s shares has been made to shareholders, but solely for the purpose of enabling option holders to tender the shares underlying their options to the take-over bid.  The options issued under this two-stage exercise condition vested May 2, 2006.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

None of the directors or any proposed management nominee for election as a director of the Company is or, during the 10 years preceding the date of this Information Circular, has been a director or officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company, in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company, nor any shareholder beneficially owning, directly or indirectly, common shares of the Company or exercising control or direction over common shares of the Company or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of the Company nor an associate or affiliate of any of the foregoing persons has since May 1, 2005 (being the commencement of the Company’s last completed financial year), any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Coniston Investment Corp.

During the year, the Company renewed a Management Contract with Coniston Investment Corp. (“Coniston”) for the services of Paul A. Parisotto as President and CEO of the Company effective January 1, 2006. The contract calls for an annual fee of $150,000, payable monthly plus applicable taxes, as well as reimbursement for out-of-pocket expenses incurred on behalf of the Company. The contract renews annually unless either party terminates it with 60 days’ notice. The Management Contract includes a provision for a lump-sum payment of one year’s annual fee ($150,000) in the event of a change in control.

Other

The Company entered into a Management Contract with Thomas C. Dawson for his services as Chief Financial Officer and Corporate Secretary effective January 1, 2006.  The contract calls for an annual fee of $44,000, payable monthly, plus applicable taxes, as well as reimbursement of out-of-pocket expenses incurred on behalf of the Company.  The contract renews annually unless either party terminates it with 60 days’ notice.  The Management Contract includes a provision for a lump-sum payment of one year’s annual fee ($44,000) in the event of a change in control.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers were first appointed auditors of the Company on
May 1, 1997.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Amendment to Shareholder Rights Plan

The Meeting has also been called to consider, and if thought advisable, approve an amendment to the Company’s Shareholder Rights Plan to extend the scope of the waiver provision in Section 5.1.2.  Under the current Shareholder Rights Plan, which is broadly similar to such plans in existence at many other Canadian public corporations, the Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of a “Flip-in Event” if the Board of Directors has determined in good faith, that following the “Stock Acquisition Date” and prior to the “Separation Time”, that a “Person” became an “Acquiring Person” by inadvertence and without any intention to become, or knowledge that it would become, an “Acquiring Person” under the Shareholder Rights Plan, and in the event that such a waiver is granted by the Board of Directors, such “Stock Acquisition Date” shall be deemed to not have occurred.  Under the current Shareholder Rights Plan, waiver pursuant to Section 5.1.2 may only be granted on the condition that such “Person”, within 14 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine, has reduced its “Beneficial Ownership of Voting Shares” such that the “Person” is no longer an “Acquiring Person”. Management proposes that this provision be amended to allow the Board of Directors discretion to waive the application of Section 3.1 without requiring such “Person” to reduce its “Beneficial Ownership of Voting Shares”, if the Board of Directors determines that such waiver is in the best interest of the Company. However, any such waiver provided in the Board of Directors’ discretion shall not extend to further acquisitions whereby such “Person” increases its “Beneficial Ownership of Voting Shares” and becomes an “Acquiring Person”.  Accordingly, on each and every occasion this occurs, the Board of Directors shall determine whether waiver shall be provided.

The Shareholder Rights Plan was first adopted by the Company’s Board of Directors in November, 2005, and approved by the Company’s Shareholders on January 24, 2006. The amendments to the Shareholder Rights Plan were approved by the Board of Directors of the Company on October 13, 2006, subject to shareholder approval being obtained. The Shareholder Rights Plan and the amendments thereto were not adopted by the Board of Directors of the Company in response to, or in anticipation of, any offer or takeover bid. [The TSX Venture Exchange has approved the amendment to the Shareholder Rights Plan subject to shareholder approval being obtained.]  Accordingly, the Board of Directors of the Company is requesting Shareholders to pass, with or without variation, the following resolution (the “Shareholder Rights Plan Resolution”):

“RESOLVED that the shareholder rights plan agreement the (“Shareholder Rights Plan”) dated as of November 9, 2005, entered into by Arizona Star Resource Corp. (the “Company”) and Computershare Investor Services Inc. as rights agent, be amended as follows:

1.

Section 5.1.2 shall be deleted and replaced with the following:

The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined in good faith, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this Section 5.1.2 may only be given on one of  the following conditions:

(i) that such Person, within 14 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person.  If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, then the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto; or

(ii) the Board of Directors determines that it is not in the best interest of the Corporation to require such Person to reduce its Beneficial Ownership of Voting Shares below 20% of the outstanding Voting Shares. Such waiver shall not extend, however, to any further acquisition or acquisitions by such Person whereby such Person increases its Beneficial Ownership of Voting Shares beyond the percentage interest at the time at which a waiver was given under this clause (ii).  Accordingly, each  waiver may or may not be given by the Board of Directors upon each and every occasion that such Person makes an acquisition and, notwithstanding the granting of any prior waiver or waivers under this clause (ii), the Board may determine not to grant a further waiver or grant a waiver only upon compliance with the waiver condition set forth in clause (i) above.

2.

the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

The full text of the agreement containing the Shareholder Rights Plan is available to Shareholders upon request from the Company.

The directors of the Company believe the passing of the Shareholder Rights Plan Resolution is in the best interest of the Company and recommends that the Shareholders vote in favour of the resolution.  In the event the Shareholder Rights Plan Resolution is not passed, the existing Shareholder Rights Plan will remain in force without the amendment described in the Shareholder Rights Plan Resolution.

In order to be approved, the Shareholder Rights Plan Resolution requires the approval of a majority of the votes cast in respect thereof by “Independent Shareholders” (as defined in the Shareholder Rights Plan).  “Independent Shareholders” is generally defined to mean all holders of common shares of the Company other than any Acquiring Person or Offeror (each as defined in the Shareholder Rights Plan), their respective affiliates, associates, and persons acting jointly or in concert with such Acquiring Person or Offeror, as well as certain employee benefit plans.  To the knowledge of management, as of the date hereof, all of the Company’s Shareholders qualify as Independent Shareholders excluding Pan Atlantic Bank and Trust Limited.  The persons named in the enclosed form of proxy intend to vote for the Shareholder Rights Plan Resolution, unless a Shareholder has specified in his proxy that his shares are to be voted against the Shareholder Rights Plan Resolution.

Change in Company Articles relating to Quorum for Annual General Meetings of the Company

In its application for its listing with the American Stock Exchange, the Company committed to seek shareholder approval at its next Annual General Meeting to amend its Articles so that quorum for the transaction of business at a meeting of shareholders is one or more persons who are, or who represent by proxy, one or more shareholders who, in aggregate, hold at least 33 1/3% of the Company’s issued and outstanding common shares.  The Company’s Articles, approved at the Annual General Meeting on January 24, 2006, call for a quorum of one of more shareholders who, in aggregate, hold at least 10% of the Company’s issued and outstanding shares.  The Board of Directors of the Company approved the amendment to the Articles relating to the quorum on March 6, 2006, subject to shareholder approval being obtained.

Accordingly, the Board of Directors of the Company is requesting Shareholders to pass, with or without variation, the following resolution (the “Annual General Meeting Resolution”):

“RESOLVED that the Articles of the Company be amended as follows:

1.

Article 11.3 “Quorum” shall be deleted and replaced with the following:

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one or more persons who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least 33 1/3% of the issued shares of the Company entitled to be voted at the meeting.

2.

the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

The directors of the Company believe the passing of the Annual General Meeting Resolution is in the best interest of the Company and recommends that the Shareholders vote in favour of the resolution.  In the event the Annual General Meeting Resolution is not passed, the existing Articles will remain in force and the Board of Directors will seek a special exemption from the American Stock Exchange pursuant to Section 110 of the American Stock Exchange Company Guide.

In order to be approved, the Annual Meeting Resolution requires the approval of a majority of the votes cast. The persons named in the enclosed form of proxy intend to vote for the Annual General Meeting Resolution, unless a Shareholder has specified in his proxy that his shares are to be voted against the Annual General Meeting Resolution.

OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Annual and Special Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR Web site located at www.sedar.com “Company Profiles – Arizona Star Resource Corp.”. The Company’s financial information is provided in the Company’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR Web site at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting Paul A. Parisotto, President and CEO, at 220 Bay Street, Suite 1405, Toronto, Ontario M5J 2W4 (Phone: 416-359-7800).

SCHEDULE “A”

AUDIT COMMITTEE

Composition of the Audit Committee

Following the election of the directors pursuant to this Information Circular, the Audit Committee will be constituted. The following are currently members of the Audit Committee:

James S. Anthony	Independent(1)	Financially literate(2)
Rudi P. Fronk	Independent(1)	Financially literate(2)
Christopher J. Reynolds (Chair)	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company that could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Christopher J. Reynolds (Chairman of the Audit Committee) - Mr. Reynolds is currently the Senior Vice President, CFO and Secretary of SouthernEra Diamonds Inc.  He has 18 years of mineral industry and public accounting experience, with SouthernEra, TVX Gold Inc., Inmet Mining Corporation and Price Waterhouse (now PriceWaterhouseCoopers). Mr. Reynolds became a Certified General Accountant in 1994 and received a B.A. (Economics) from McGill University in 1987.

James S. Anthony – Mr. Anthony currently serves a Chairman of Seabridge Gold Inc., a publicly traded company listed on the TSX-V and AMEX. Mr. Anthony is a financier and corporate strategist specializing in growth companies. He served as a senior policy advisor to a number of cabinet ministers and a premier before establishing a corporate strategy consultancy where he advised a number of major corporations on their positioning within their political and financial environments. Mr. Anthony served as Chairman of the Board of Greenstone Resources Ltd. until 1998.

Rudi P. Fronk  – Mr. Fronk is currently President and CEO of Seabridge Gold Inc. Mr. Fronk has over 20 years’ experience in the gold business, primarily as a senior officer and director of publicly traded companies. Prior to Seabridge, Mr. Fronk held senior management positions with Greenstone Resources, Columbia Resources, Behre Dolbear & Company, Riverside Associates, Phibro-Salomon, Amax and DRX. Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work that the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees (By Category)

The aggregate fees billed or billable by the Company’s external auditors in each of the last two fiscal years for audit and non-audit services are as follows:

Financial year	Audit	Audit related	Tax	All other
ending	fees(1)	fees(2)	fees(3)	fees(4)
2006	$83,275	Nil	$13,110	Nil
2005	$23,525	Nil	$10,000	Nil

(1)

The aggregate audit fees billed or billable.  Includes Initial 40-F filing and statutory audit.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)

The aggregate fees billed or billable for professional services rendered for tax compliance, tax advice, and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees”, and “Tax Fees”.

Audit Committee Charter

This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Arizona Star Resource Corp. (the “Company”).

1,0

PURPOSE

The purpose of the audit committee (the “Committee”) is to: (a) assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Company; and
(c) be responsible for external and internal audit processes.

2.0

COMPOSITION AND MEMBERSHIP

The Board will appoint the members (“Members”) of the Committee after the annual general meeting of shareholders of the Company. The Members will be appointed to hold office until the next annual general meeting of shareholders of the Company or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director.

The Committee will consist of three directors that meet the criteria for independence and financial literacy established by applicable laws and the rules of the stock exchange upon which the Company’s securities are listed, including Multilateral Instrument 52-110 – Audit Committees. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

The Board will appoint one of the Members to act as the Chairman of the Committee. The secretary of the Company (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.0

MEETINGS

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event at least on a quarterly basis. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company, or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Chairman, if present, will act as the Chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, then the Members present may select one of their number to act as Chairman of the meeting.

A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee.

In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order to fulfil its duties.

4.0

DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee are as follows:

4.1

Financial Reporting and Disclosure

a)

Review and recommend to the Board for approval, the quarterly financial statements, management discussion and analysis, financial reports and any public release of financial information through press release or otherwise.

b)

Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, management discussion and analysis and financial reports.

c)

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature and similar disclosure documents.

d)

Review with management of the Company and with external auditors significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles (“GAAP”) all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with Canadian GAAP.

4.2

Internal Controls and Audit

a)

Review and assess the adequacy and effectiveness of the Company’s system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of the Company at any particular time.

b)

Satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements.

c)

Periodically assess the adequacy of such systems and procedures to ensure compliance with regulatory requirements and recommendations.

d)

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

e)

Review annually insurance programs relating to the Company and its investments.

4.3

External Audit

a)

Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors’ team and recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and the compensation of the external auditors.

b)

Oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure.

c)

Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

d)

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

e)

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

f)

Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

g)

Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

4.4

Associated Responsibilities

a)

Establish, monitor and periodically review a whistleblower policy and associated procedures for:

i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

ii)

the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

iii)

any violations of any applicable law, rule or regulation that relates to corporate reporting and disclosure, or violations of Arizona Star’s Code of Business Conduct & Ethics.

b)

Review and approve the Company’s hiring policies regarding employees, partners and former employees and partners of the present and former external auditor of the Company.

4.5

Non-Audit Services

a)

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full audit committee at its first scheduled meeting following such pre-approval.

b)

Review and assess the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

4.6

Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

5.0

REPORTING

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

6.0

ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding the Company and all directors, officers and employees will be directed to cooperate as requested by members of the Committee. The Committee has the authority to retain, at the Company’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with internal and external auditors.

7.0

REVIEW OF CHARTER

The Committee will review and assess, on an annual basis, the adequacy of this Charter and recommend any proposed changes to the Board for approval.